UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11016537

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 38021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rosenthal Global Securities, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Blvd. 4th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine LeServe **(312) 795-7978**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Ste. 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Christine LeServe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christine LeServe

Signature

Chief Financial Officer

Title

Nancy J. Simenson

Notary Public Feb. 18, 2011

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Rosenthal Global Securities L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Global Securities L.L.C. (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Global Securities L.L.C. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Rosenthal Global Securities L.L.C.

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 11,461,000
Securities purchased under agreements to resell	15,318,532,000
Securities owned ($13,226,775 pledged)	15,679,686,000
Receivable from clearing brokers	204,631,000
Other assets	2,450,000
Total assets	$ 31,216,760,000
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 16,128,890,000
Securities sold, not yet purchased	14,961,444,000
Payable to clearing brokers	50,656,000
Payable to traders	6,930,000
Accounts payable and accrued expenses	1,509,000
	31,149,429,000
Members' equity	67,331,000
Total liabilities and members' equity	$ 31,216,760,000

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Rosenthal Global Securities L.LC. (the Company), a 99.99 percent fully guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the Parent), is a registered securities broker-dealer and futures commission merchant engaged in the business of buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. During the year, the Company became a member firm organization of the Chicago Board Options Exchange and started conducting business as a market maker firm. The Company effects no financial transactions with customers as that term is defined in Rule 15c-33(a)(1).

The Company clears its U.S. Government securities, exchange traded futures and options on futures contracts through its Parent, a clearing member of the Fixed Income Clearing Corporation and various commodity exchanges. The Company clears its market maker activities through Goldman Sachs Execution and Clearing, L.P.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and sold, not yet purchased are carried at fair value, with unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and repurchase agreements: The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (or resale agreements) and sales of securities sold under agreements to repurchase (repurchase agreements). Substantially all such transactions are entered into on a matched basis utilizing the same collateral and are accounted for as collateralized financing transactions. These transactions are carried at their contracted resale or repurchase amounts as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned, monitors the market value of the underlying collateral as compared to the related receivable, and obtains additional collateral where appropriate.

Income taxes: The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2010, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 2. Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company's investments are reported at fair value using quoted market prices. Exchange-traded derivative contracts are valued using exchange settlement prices. U.S. Government securities are based on amortized cost plus accrued interest, which approximates fair value based on the quoted market yield for the applicable U.S. Government security.

There were no Level 2 or 3 investments as of and during the year ended December 31, 2010.

The following summarizes the Company's assets measured at fair value at December 31, 2010, using the fair value hierarchy.

	Level 1
Cash equivalents	
Money market funds	$ 11,000,000
Securities owned	
U.S. Government obligations	$ 15,628,007,000
Long Option Value	51,679,000
	$ 15,679,686,000
Receivable from clearing brokers (correspondent accounts):	
Futures contracts	$ (1,315,000)
Options on futures contracts	2,998,000
	$ 1,683,000
Securities sold, not yet purchased	
U.S. Government obligations	$ 14,921,713,000
Short Option Value	39,731,000
	$ 14,961,444,000

Note 3. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2010 consists of:

	Receivables	Payables
Correspondent accounts	$ 44,396,000	$ 6,677,000
Net receivable from broker-dealers for unsettled securities transactions	145,240,000	-
Securities failed-to-deliver/receive	14,995,000	43,979,000
Total	$ 204,631,000	$ 50,656,000

Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 4. Derivative Instruments

The Company's derivatives activities are limited to the trading of exchange traded futures and options on futures and equity contracts. These derivative contracts are recorded on the statement of financial condition at fair values. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting and disclosure purposes.

At December 31, 2010, the Company's derivative activities had the following impact on the statement of financial condition:

Market Segment	Statement of Financial Condition Location	Assets	Liabilities	Net
Futures and options on futures:				
Interest rate	Receivable from clearing brokers	$ 1,790,000	$ (4,011,000)	$ (2,221,000)
Stock Indices	Receivable from clearing brokers	29,752,000	(25,848,000)	3,904,000
Options on equities:				
Stock Indices	Securities owned and sold, not yet purchased	51,679,000	(39,731,000)	11,948,000

For the year ended December 31, 2010, the annual volume of derivative contracts bought and sold was approximately 4,918,000.

Note 5. Related-Party Transactions

The Company pays for clearing and access services provided by the Parent. The Company also pays the Parent for margin deposited at the Fixed Income Clearing Corporation and certain exchanges.

At December 31, 2010, receivable from clearing brokers includes $44,396,000 on deposit with the Parent.

Certain expenses of the Company, including office space, information technology, communication and administrative services, are paid by the Parent. The Company reimburses the Parent monthly for its share of allocable expenses, and for direct costs incurred. At December 31, 2010, accounts payable and accrued expenses include $1,124,000 due to the Parent.

Eligible employees of the Company may participate in the 401(k) plan of the Parent. The Company pays the Parent for its share of the matching contribution.

Note 6. Collateral

Resale and repurchase agreements are carried at contract values that are substantially equal to the aggregate fair values of collateral obtained under resale agreements and pledged under repurchase agreements.

At December 31, 2010, the fair value of collateral obtained under resale agreements was approximately $15,329,870,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $13,181,772,000). The approximate fair value of assets pledged as collateral under repurchase agreements arose from the following:

Securities owned	$ 13,226,775,000
Securities owned that were sold, not yet settled	761,711,000
	$ 13,988,486,000

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures and options on equities. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Note 8. Financial Instruments with Off-Balance-Sheet Risk (Continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

Credit risk and concentration of credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. Repurchase and resale activities are transacted under master repurchase agreements that, in certain circumstances, provide protection in the event of default. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash and money market fund in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to the greater of $1,000,000 or 8 percent of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined. At December 31, 2010, the Company had net capital of $33,223,000, which was $32,223,000 in excess of its required net capital of $1,000,000. The Company's net capital ratio was 0.25 to 1. The minimum capital requirements may effectively restrict withdrawals by the Parent.

Rosenthal Global Securities L.L.C.

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.